SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 11-K

                                   (Mark One)
[XX] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
       For the fiscal year ended December  15, 2000
                                 ------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
       For the transition period from  ____________ to ____________

                          Commission File Number 0-15083

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           CAROLINA FIRST 401(K) PLAN
         ---------------------------------------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         THE SOUTH FINANCIAL GROUP, INC.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

         South Carolina                             57-0824914
(State or other jurisdiction of                 (I.R.S. Employer
 incorporation or organization)                Identification No.)

                   102 South Main Street, Greenville, SC 29601
--------------------------------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

        Registrant's telephone number, including area code (864) 255-7900

                              REQUIRED INFORMATION

A. Financial Statements

   Report of Independent Auditors
   Statements of Net Assets Available for Benefits
   Statements of Changes in Net Assets Available for Benefits

   Notes to Financial Statements

B. Exhibits

   Consent of Independent Auditors

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Carolina First 401(k) Plan
---------------------------------------------------------------
(Name of Plan)

THE SOUTH FINANCIAL GROUP, INC.                      DATE: JUNE 28, 2001
-------------------------------
(Registrant/Issuer)



/s/ William S. Hummers III
---------------------------------------
Title:  Executive Vice President

                           CAROLINA FIRST 401(k) PLAN

                              Financial Statements

                           December 15, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                           CAROLINA FIRST 401(k) PLAN

                              Financial Statements

                           December 15, 2000 and 1999




Independent Auditors' Report                                                                                 F-1

Financial Statements:
     Statements of Net Assets Available for Benefits as of
         December 15, 2000 and 1999                                                                          F-2

     Statements of Changes in Net Assets Available for Benefits
         for the years ended December 15, 2000 and 1999                                                      F-3

     Notes to Financial Statements                                                                           F-4

Supplemental Schedule                                                                                        F-9





                          Independent Auditors' Report


Administrative Committee
Carolina First 401(k) Plan


We have audited the accompanying statement of net assets available for benefits of Carolina First 401(k) Plan (the "Plan") as of December 15, 2000 and the related statement of changes in net assets available for benefits for the period then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of Carolina First 401(k) Plan as of December 15, 1999, were audited by other auditors whose report thereon dated September 22, 2000 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 15, 2000, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic 2000 financial statements taken as a whole. The supplementary information included in
Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic 2000 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2000 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2000 financial statements taken as a whole.




June 12, 2001


                      CAROLINA FIRST 401(k) PLAN

           Statements of Net Assets Available for Benefits

                      December 15, 2000 and 1999


                                                                               2000                1999
                                                                       ----------------        ------------

Assets
    Investments, at fair value                                         $     20,481,553          15,156,189
    Employer contributions receivable                                           429,303             332,269
    Accrued interest and dividends                                              189,604                  -
    Cash                                                                             -               16,683
                                                                       ----------------         -----------
       Total assets                                                          21,100,460          15,505,141

Liabilities
    Refund payable for excess contributions                                       7,436                  -
    Overdraft                                                                    77,234                  -
                                                                       ----------------         -----------
       Net assets available for benefits                               $     21,015,790          15,505,141
                                                                       ================         ===========


See accompanying notes to financial statements.


                       CAROLINA FIRST 401(k) PLAN

       Statements of Changes in Net Assets Available for Benefits

             For the years ended December 15, 2000 and 1999

                                                                                   2000                  1999
                                                                         --------------------      ----------------

Additions to net assets attributed to:
    Investment (loss) income:
       Net realized and unrealized depreciation in fair value
          of investments                                                 $        (2,894,117)           (3,329,981)
       Interest and dividends                                                        795,972               356,592
                                                                         -------------------       ---------------
          Total investment loss                                                   (2,098,145)           (2,973,389)



    Contributions:
       Employer                                                                    2,091,704             1,789,641
       Participant                                                                 2,916,347             1,884,348
       Rollovers                                                                     314,204               311,852
                                                                         -------------------       ---------------
          Total contributions                                                      5,322,255             3,985,841

    Merger of Anchor Financial Corporation 401(k) Plan                             5,179,617                    -
                                                                         -------------------       ---------------

          Total additions                                                          8,403,727             1,012,452

Deductions:
    Distributions to participants                                                  2,893,078             1,595,589
                                                                         -------------------       ---------------
    Net increase (decrease) in net assets                                          5,510,649              (583,137)
    Net assets available for benefits at beginning of period                      15,505,141            16,088,278
                                                                         -------------------       ---------------
    Net assets available for benefits at end of period                   $        21,015,790            15,505,141
                                                                         ===================       ===============



See accompanying notes to financial statements.

                           CAROLINA FIRST 401(k) PLAN

                          Notes to Financial Statements

                           December 15, 2000 and 1999


(1)    DESCRIPTION OF PLAN

       The following description of Carolina First 401(k) Plan (the "Plan"), formerly Carolina First Salary Reduction Plan, provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions.

       (a) General
           The Plan, which was formed in January, 1989, is a defined contribution plan with a cash-or-deferred arrangement subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). It covers all eligible employees of The South Financial Group (formerly Carolina First Corporation) and its subsidiaries (collectively Plan Sponsor, Employer) who are age 18 or older. Employees are eligible to begin participation in the Plan on the first day of the month coincident with or following the later of their date of employment or attainment of age 18.

       (b) Fiscal Year
           During 1999, the Plan adopted an amendment which changed its fiscal year end from December 31, to December 15.

       (c) Contributions
           Each year, participants may defer up to sixteen percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan Sponsor will contribute a discretionary matching contribution of a percentage of the participants' compensation that a participant contributes to the Plan. The Plan Sponsor may also contribute a discretionary Employer non-elective contribution.

           Upon enrollment in the Plan, an employee may direct employee and employer contributions to any of the Plan's fund options. Participants may change their investment options daily.

       (d) Participant Accounts
           Each participant's account is credited with the participant's contributions and allocations of (a) the Employer's contributions and
           (b) Plan investment results. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Employer contributions. Forfeited balances were $120,119 in 2000 and $101,375 in 1999. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

       (e) Vesting
           Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting of contributions plus actual earnings thereon is based upon years of continuous service. A year of service is defined as working a minimum of 1,000 hours in a plan year after reaching age 18. A participant is 100% vested after five years of credited service, according to the following schedule:

                                                        Percent of
              Years of Service                    Nonforfeitable Interest

              Less than 1                                      0%
                    1                                         20%
                    2                                         40%
                    3                                         60%
                    4                                         80%
                    5 or more                                100%

           Notwithstanding the aforementioned, upon reaching normal retirement age or upon death or disability, participants became 100% vested.

       (f) Participant Loans
           Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 of 50% of their vested account balances. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by Carolina First Bank (Trustee). Principal and interest are paid ratably through payroll deductions.

       (g) Payment of Benefits
           Participants are entitled to receive a distribution of their vested accounts upon the occurrence of retirement, death, total and permanent disability, or termination of employment for any other reason. Vested participants are also entitled to leave their benefits in the Plan until retirement. The method of payment is a lump-sum distribution.

       (h) Plan Termination
           Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation
              The financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

       (b)    Investment Valuation and Income Recognition
              The Plan's investments are stated at fair value. Fair value is determined by the quoted market prices on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

              Refunds payable to participants at December 15, 2000 were $7,436. This refund is due to excess contributions, which were refunded to participants in 2001 for the year ended December 15, 2000.

       (c)    Payment of Benefits
              Benefits are recorded when paid.

       (d)    Use of Estimates
              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)    Investments

       The fair value of individual investments that represent five percent or more of the Plan's net assets at December 15, 2000 and 1999 are as follows:

                                                                             2000               1999
                                                                         --------------    ---------------

       Investments, at fair value as determined by quoted market price:
              Vanguard 500 Index Admiral Shares                          $  4,915,027          2,647,076
              Dow Jones Global Portfolio Index Fund V                       1,165,016            890,605
              The South Financial Group Common Stock                        7,204,395          7,218,997
              SEI Diversified U.S. Stock Fund                               1,667,548          1,004,004
              Federated Prime Obligations Fund                              1,706,204            971,617
              Putnam International Growth                                   1,223,444                  *

       *  Less than 5% of Plan assets



       During 2000 and 1999, the Plan's investments (including investments bought, sold and held during the year) depreciated in value by $2,894,117 and $3,329,981, respectively, as follows:

                                                                             2000               1999
                                                                         --------------    ---------------

       Investments, at fair value as determined by quoted
           market price:
            Mutual Funds                                             $       (444,854)           409,289
            Collective Trust Funds                                           (136,220)           126,439
            Employer Common Stock                                          (2,313,043)        (3,865,709)
                                                                         --------------    ---------------

                                                                     $     (2,894,117)        (3,329,981)
                                                                         ==============    ===============

(4)    Party-in-Interest Transactions

       The Plan's investments are held in trust by Carolina First Bank.

       Substantially all administrative expenses related to the Plan are paid by The South Financial Group. During 2000 and 1999, the Plan received dividends of $198,207 and $141,469, respectively, on its investment in common stock of the Employer.

       Included in Plan net assets available for benefits is $16,683 of cash at December 15, 1999 and a $77,234 overdraft at December 15, 2000, which are held in an account with Carolina First Bank.

(5)    Income Tax Status

       The Plan has received a determination letter from the Internal Revenue Service dated September 30, 1991, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

(6)    Voluntary Request for Closing Agreement Program

       In January 1999, the Plan Sponsor filed a Voluntary Request for Closing Agreement Program (CAP) Consideration with the Internal Revenue Service
       (IRS). The Plan Sponsor discovered various errors in the assumptions used in the Plan's administration relative to allocation of benefits, eligibility, vesting and compensation. The Plan Sponsor believes the errors have been corrected. In March 1999, the Company contributed $466,320 to the Plan on behalf of all participants who were adversely affected by these operational errors. The Company received final IRS approval of the CAP filing in 2000.

 (7)   Anchor Financial Corporation 401(k)

       In June 2000, the Plan Sponsor acquired Anchor Financial Corporation. As a result, the net assets available for benefits totaling $5,179,617 in the Anchor Financial Corporation 401(k) Plan were merged into the Plan in August 2000.

                                                                                                             Schedule 1
                                                     CAROLINA FIRST 401(k) PLAN

                                   Schedule of Assets Held for Investment Purposes at End of Year

                                                          December 15, 2000


   (a)                    (b)                                   (c)
  Party           Identity of issue,                 Description of investment                                    (e)
   in-             borrower, lessor,        including maturity date, rate of interest,            (d)           Current
 interest          or similar party              collateral, par or maturity value                Cost           Value
---------       --------------------       -------------------------------------------           -----     -------------

                Money Market Funds
                Federated                  Prime Obligations Fund                                  **      $  1,706,204


                Mutual Funds
                Morgan Keegan              Select Capital Growth Fund                              **           403,524
                Putnam                     International Growth Fund                               **         1,223,444
                SEI                        Core Fixed Income Fund                                  **           392,352
                SEI                        Diversified Conservative Income Fund                    **           618,916
                SEI                        Diversified U.S. Stock Fund                             **         1,667,548
                Vanguard                   Index Trust 500                                         **         4,915,027

                Collective Trust Funds
                Dow Jones Global           Portfolio Index Fund III                                **           836,122
                Dow Jones Global           Portfolio Index Fund V                                  **         1,165,016

                Common Stock
    *           The South Financial Group  The South Financial Group                               **         7,204,395

    *           Participant loans          With an interest rate of prime and a range of
                                           maturity dates from 2001 to 2005                                     349,005
                                                                                                           ------------

                                                                                                           $ 20,481,553
                                                                                                           ============
*          Indicates party-in-interest to the Plan
**         Cost information has not been included in column (d) because all investments are participant directed.



See accompanying independent auditors' report.